Buenos Aires, May 30, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Award in the National and International Public Tender N° CTEB 02/2019 – Ensenada de Barragán Thermal Power Plant.

Dear Sirs,

I am writing to the National Securities Commission (Comisión Nacional de Valores) and Bolsas y Mercados Argentinos S.A. in my capacity as Responsible for Market Relations of Pampa Energía S.A. (“Pampa”) to inform that  we were notified by Integración Energética Argentina S.A. that, by decision of its Ordinary and Extraordinary Shareholder’s Meeting held on May 28th, 2019, Pampa Cogeneración S.A., a company controlled by Pampa (“Pampa Cogeneración”) and YPF S.A. (‘YPF’, and jointly with Pampa Cogeneración, the ‘Awarded Companies’), who had made a joint offer, were awarded in the National and International Public Tender No CTEB 02/2019, launched by Resolution SE No 160/19 (the ‘Tender’), related to the sale and transfer by Integración Energética Argentina S.A. of the Ensenada de Barragán Thermal Power Plant (the ‘Power Plant’). The Awarded Companies will jointly acquire the Power Plant through a company in which they will both participate (the “SPV”).

The Power Plant is located in Ensenada’s petrochemical pole, Province of Buenos Aires, with an installed capacity of 560 MW. According to the Tender, the Awarded Companies will have a 30 months period, to complete the necessary works to convert the Power Plant into a combined cycle, which will expand its installed capacity to 840 MW.

The combined cycle will imply a higher efficiency as the Power Plant will generate 50% more electricity with the same fuel (gas). Once the combined cycle works are completed, it is estimated that the Power Plant will be one of the most efficient thermal unit among the country’s power grid.

Both, open and combined cycles are under energy supply contracts with the Argentine Wholesale Electricity Market Clearing Company (Compañía Administradora del Mercado Mayorista Eléctrico – ‘CAMMESA’), set forth by Resolution SE No 220/07, being the first one executed on March 26, 2009 and expiring on April 27, 2022, and the second one executed on March 26, 2013 and expiring in a 10 year-period as from the commercial commissioning of the combined cycle.

The joint investment related to the acquisition of the Power Plant is estimated to amount approximately US$ 290 million, which includes the cash amount bid in the Tender and the purchase price of a certain amount of debt securities (“VRD”) issued by the trust agreement “Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)” (the “Trust”). On top of that, it is estimated that the investment for the closing to combined cycle will reach approximately to US$ 180 million.

As per the terms and conditions of the Tender, the SPV will be trustor of the Trust and therefore will assume the debt that, excluding the amount of VRD purchased abovementioned, the outstanding amounts to US$230 million approximately, which is estimated to be repaid with the cash flow proceeds of the Power Plant.

Sincerely,

Victoria Hitce

Head of Market Relations